UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.  1 )*

Under the Securities Exchange Act of 1934

PRESIDIO, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74102M 10 3

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74102M 10 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). AP VIII Aegis Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 44,050,000 shares of common stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 44,050,000 shares of common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,050,000 shares of common stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 53.4%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 74102M 10 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). AP VIII Aegis Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 44,050,000 shares of common stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 44,050,000 shares of common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,050,000 shares of common stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 53.4%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 74102M 10 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Investment Fund VIII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 44,050,000 shares of common stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 44,050,000 shares of common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,050,000 shares of common stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 53.4%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 74102M 10 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management VIII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 44,050,000 shares of common stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 44,050,000 shares of common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,050,000 shares of common stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 53.4%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 74102M 10 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). AIF VIII Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 44,050,000 shares of common stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 44,050,000 shares of common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,050,000 shares of common stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 53.4%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 74102M 10 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 44,050,000 shares of common stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 44,050,000 shares of common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,050,000 shares of common stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 53.4%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 74102M 10 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 44,050,000 shares of common stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 44,050,000 shares of common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,050,000 shares of common stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 53.4%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 74102M 10 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 44,050,000 shares of common stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 44,050,000 shares of common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,050,000 shares of common stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 53.4%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 74102M 10 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 44,050,000 shares of common stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 44,050,000 shares of common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,050,000 shares of common stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 53.4%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 74102M 10 3

Item 1.
	(a)	Name of Issuer Presidio, Inc.
	(b)	Address of Issuer’s Principal Executive Offices One Penn Plaza, Suite 2832 New York, New York 10119

Item 2.
(a)

Name of Person Filing
This statement is filed by: (i) AP VIII Aegis Holdings, L.P. (“Aegis LP”), (ii)  AP VIII Aegis Holdings GP, LLC (“Aegis GP”), (iii) Apollo Investment Fund VIII, L.P. (“Apollo VIII”), (iv) Apollo Management VIII, L.P. (“Management VIII”), (v)  AIF VIII Management LLC (“AIF VIII LLC”), (vi) Apollo Management, L.P. (“Apollo Management”), (vii) Apollo Management GP,  LLC (“Management GP”), (viii) Apollo Management Holdings, L.P. (“Management Holdings”), and (ix) Apollo Management Holdings GP, LLC (“Management Holdings GP”).  The foregoing are collectively referred to herein as the “Reporting Persons.”

Aegis LP is the holder of record of the securities of the Issuer.  Aegis GP is the general partner of Aegis LP.  Apollo VIII is one of the members of Aegis GP and as such has the right to direct the manager of Aegis GP in its management of Aegis GP.  Management VIII serves as the non-member manager of Aegis GP and as the investment manager of Apollo VIII.  AIF VIII LLC serves as the general partner of Management VIII.  Apollo Management is the sole member and manager of AIF VIII LLC and Apollo Management GP is the general partner of Apollo Management.  Management Holdings is the sole member and manager of Apollo Management GP and Management Holdings GP is the general partner of Management Holdings.  Leon Black, Joshua Harris and Marc Rowan are executive officers and the managers of Management Holdings GP.

(b)

Address of Principal Business Office or, if none, Residence
The address of each of Aegis LP, Aegis GP, Management VIII, AIF VIII LLC, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019. The address of Apollo VIII is One Manhattanville Road, Suite 201, Purchase, New York 10577.

(c)

Citizenship
Aegis L.P., Apollo VIII, Management VIII, Apollo Management and Management Holdings are each Delaware limited partnerships.  Aegis GP, AIF VIII LLC, Management GP and Management Holdings GP are each Delaware limited liability companies.

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “common stock”).
	(e)	CUSIP Number 74102M 10 3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 74102M 10 3

Item 4.	Ownership.

(a)

Amount beneficially owned:

44,050,000 for all Reporting Persons.

Each of the Reporting Persons, and Messrs. Black, Harris and Rowan, disclaims beneficial ownership of the common stock of the Issuer included in this report, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)

Percent of class:

53.4% for all Reporting Persons

The percentage amounts are based on 82,518,278 shares of common stock outstanding as of January 31, 2019, as reported in Form 10-Q filed by the Issuer with the Securities and Exchange Commission on February 6, 2019.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0 for all Reporting Persons
(ii) Shared power to vote or to direct the vote: 44,050,000 for all Reporting Persons
(iii) Sole power to dispose or to direct the disposition of: 0 for all Reporting Persons
(iv) Shared power to dispose or to direct the disposition of: 44,050,000 for all Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 74102M 10 3

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

CUSIP No. 74102M 10 3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2019

AP VIII AEGIS HOLDINGS, L.P.

	By:	AP VIII Aegis Holdings GP, LLC
its general partner

	By:		/s/ Laurie D. Medley
	Name:		Laurie D. Medley
	Title:		Vice President

AP VIII AEGIS HOLDINGS GP, LLC

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO INVESTMENT FUND VIII, L.P.

	By:	Apollo Advisors VIII, L.P.
its general partner

		By:	Apollo Capital Management VIII, LLC
its general partner

			By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

APOLLO MANAGEMENT VIII, L.P.

	By:	AIF VIII Management, LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

CUSIP No. 74102M 10 3

AIF VIII MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President